SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ______________________________

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934
Clark, Inc.
(Name of Subject Company)
Clark, Inc.
(Names of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
181457102
(CUSIP Number of Class of Securities)

Thomas M. Pyra President 102 South Wynstone Park Drive North Barrington, Illinois 60010 (847) 384-5800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
Copies to:
John T. Blatchford, Esq. Vedder, Price, Kaufman & Kammholz, P.C. 222 North LaSalle Street, Suite 2600 Chicago, Illinois 60601 (312) 609-7500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Below is an email sent to employees of Clark, Inc. and its subsidiaries.

Dear Colleague:

I am pleased to inform you that Clark Consulting has announced plans to merge with AEGON. Upon completion of the transaction, AEGON will own what has been known as the Corporate Solutions Practice of Clark Consulting and Clark Securities, Inc. This group will continue under the Clark Consulting banner. A separate management group will purchase the assets of Pearl Meyer & Partners, the Federal Policy Group, the Healthcare Group, Clark Benson, Clark Strategic Advisors, Medex and Baden. This group will be a privately-held firm under the name Clark Wamberg.

Of course, today's announcement represents a transformational event in the evolution of our company. The press release, along with a Question & Answer document is attached to this email to address some of the initial questions you may have. Additionally, we will discuss this transaction on our all-staff call at 4:30 p.m. Central time today (800-374-0390 ID 1303548). You may also email questions to corpsolutions@clarkconsulting.com or clarkwamberg@clarkconsulting.com depending on the nature of your question.

The actual transaction will not officially close until early 2007. While rumors and speculation are natural, it is important to remain focused on our business and our clients. During this interim period, our company should speak with one voice. If you receive inquiries from reporters or investors, please refer them to Jim Radosevich, at 847-304-5800 main, ext. 11-235 VoIP.

You have all contributed to the success of Clark Consulting, and I want to personally thank you for your efforts. I look forward to talking to you soon.

Tom

Tom Wamberg
CEO/Chairman of the Board

AEGON SUBSIDIARY PURCHASES CLARK, INC.
And Investor Group Forms Clark Wamberg, LLC
Questions and Answers

Agreement

What are the terms of the agreement?
An AEGON subsidiary (AEGON) will pay approximately $16.55 per share for all the stock of Clark, Inc. (Clark Consulting). Subsequent to the purchase, AEGON is expected to sell the non-Corporate Solutions practices to an investor group led by Tom Wamberg. These practices would include Healthcare (including MSA), Pearl Meyer & Partners, Federal Policy Group, Clark Benson, Medex, Clark Retirement Plan Services (Baden) and Clark Strategic Advisors. Corporate Solutions will become the new Clark Consulting while the other practices will be formed into a new privately held firm under the name Clark Wamberg, LLC. Each practice under Clark Wamberg will continue to market under its own brand. Clark Consulting (Corporate Solutions) will become a part of the AEGON Extraordinary Markets division located in Cedar Rapids, IA.

What does this transaction mean to you?
Upon completion, Clark Consulting will be divided into two separate companies. One company (consisting of Corporate Solutions and some support areas such as our Broker/Dealer) will maintain the Clark Consulting name and will become a subsidiary of AEGON’s Extraordinary Markets Division. Employees of Corporate Solutions and some employees from the shared services areas will be a part of this group. Employees of the other practices mentioned above will be part of a new, privately held company that will be called Clark Wamberg. There will be an initial transition period prior to closing in early 2007 to sort out many issues and then there will be a transition period to separate the various integrated functions between the two companies.

This division of the company into two entities will provide great benefits and opportunities for you and both companies. Each company will be able to focus on their specialties and bring the best to their respective clients. The challenges of being a public company and any real or perceived conflicts between them will essentially disappear.

When will it be finalized?
We expect the transaction to be finalized in the first quarter of 2007.

Opportunities for Clark Consulting

Why is this a good opportunity for Clark Consulting?
Clark Consulting has seen tremendous growth since going public in 1998. We have been building traction under the Clark Consulting brand and creating a seamless approach to executive compensation and benefits consulting. We have significant market share in several industries, and we hold a leading position in the bank-owned life insurance market. It is now time to move to the next level.

In the last couple of years, we have been faced with some tough challenges as a mid-sized, public company. The cost in time and money of complying with the Sarbanes-Oxley Act has greatly affected our bottom line. Legislative turmoil around BOLI, split dollar and deferred compensation has continued to affect our business. And the new Fair Disclosure Regulation, which strictly regulates communication with analysts, has made it difficult to communicate our story to the investment community.

Joining AEGON can mitigate those public company challenges and give us the boost necessary to reach the next level of growth. AEGON is attracted to our expertise and revenue growth potential. The more we grow, the greater the opportunity for financial reward for you.

Is there a downside?
You may be concerned that if Clark Consulting is owned by AEGON, we will only offer AEGON product solutions to our clients. That is not the intention. In accordance with our “Clients First” core value, Clark Consulting will continue to offer products to our clients from multiple carriers. We will also continue to work with multiple carriers to develop products that meet the unique needs of our clients.

AEGON

Who/What is AEGON?
AEGON is one of the world’s largest life insurance and pension organizations and a strong provider of investment products. With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan. Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to their local markets.

Why is AEGON buying Clark and specifically Corporate Solutions? What is the value from AEGON’s perspective?
Clark Consulting is the leading public executive compensation and benefits consulting firm in the United States. Clark is a profitable business that has grown significantly since going public in 1998. Clark has a strong, recurring renewal stream, accounting for over 40% of its revenues. Corporate Solutions has significant market-shares in each of its areas of expertise.

AEGON has been a strategic partner of ours for many years and is the company’s largest corporate shareholder—holding approximately 13% of Clark’s stock. AEGON has traditionally been one of our primary carriers, providing business-owned life insurance products to Corporate Solutions to meet the needs of Clark’s clients. Approximately 10% of Clark’s inforce insurance policies were underwritten by the AEGON companies.

AEGON views the purchase of Clark Consulting as a unique opportunity to increase shareholder value and further expand its successful multi-channel distribution system.  Currently AEGON does not have a way to market executive compensation, benefits and liability funding as Clark Consulting (Corporate Solutions) does, so there are no channel conflicts as a result of the purchase, but rather opportunities to leverage other AEGON channels.

What is AEGON’s philosophy towards acquisitions?
To build scale and enhance distribution AEGON supplements its autonomous growth with selective acquisitions and partnerships in preferred countries where AEGON already has a presence. AEGON believes in entrepreneurial units that complement their overall structure. Clark Consulting will operate as an autonomous subsidiary utilizing AEGON’s resources where needed.

Integration

Will there be Transition Teams? If so, who will be on them?
The transition team for Clark Consulting (Corporate Solutions) will initially consist of Kevin Ballou, Les Brockhurst, Dennis Christiansen, Christi Crump, Ali Hoffman, Rob Hyburg, Nancy Johnson, Shannon Jud, Kurt Laning, Lisa Lee, Jeff Lemajeur, Rich Louderbough, Susan Linder, Chris Mitchell, Pam Woodruff and others to be determined shortly. Many people will ultimately participate to make a smooth transition to the new company. This group will work with Peter Gilman and his team at AEGON to move Clark Consulting to the next level.

The Clark Wamberg transition will be coordinated by Tom Wamberg, Tom Pyra, Ken Ackerman, Ken Kies, Joe Rich and Jim Benson.

What will the name of the companies be?
The Corporate Solutions practice will continue to operate under the Clark Consulting brand. The other practices that are part of the new investor group will be rebranded as Clark Wamberg and each unit will market under their own brand. Our Healthcare Group, for example, will continue its leading role in attracting, retaining and motivating key executives and physicians in the nation’s healthcare industry under its current name. The same is true for Pearl Meyer & Partners, The Federal Policy Group etc.

What will be the focus of Clark Wamberg?
Clark Wamberg’s primary focus will be on fee-based consulting and related activities. Pearl Meyer & Partners will continue to be one of the nation’s leading compensation consulting firms. Our Healthcare Group, based in Minneapolis, will continue its stellar work in providing services in the not-for-profit healthcare industry. MSA, based in Kansas City, will continue to be a part of the Healthcare Group and provide executive search, human capital, labor relations and its many other services. Our latest acquisition, Clark Retirement Plan Services (Baden) based in Ft. Wayne, Indiana, will continue its focus on providing a full range of plan design and recordkeeping services for defined contribution plans. Clark Strategic Advisors, based in Chicago, will continue its work as a premier investment consulting firm providing advice to endowments, corporations, defined contribution plans and many others. The Federal Policy Group, led by Ken Kies and based in Washington, will continue to provide its high level of legislative and regulatory services. Medex will continue to be a leader in marketing stop-loss coverage to its clients which have self-funded medical plans.

Clark Wamberg will be a leading player in its existing markets. We intend to grow these businesses even more in the future and enter new markets when strategically appropriate.

Most of the fee-based consulting services will become part of Clark Wamberg.  What about those which are already part of Corporate Solutions?
 As mentioned above, the Clark Strategic Advisors and its associates in Chicago as well as Clark Retirement Plan Services (Baden) in Indiana, will become part of Clark Wamberg.   The members of Clark Strategic Advisors in Dallas, Actuarial Services, Strategic Planning, Profitability Consulting and Compensation Groups which are currently under the Corporate Solutions umbrella will be retained by AEGON.

Will our tag line, “Helping companies keep their best people”, remain the same?
Eventually, the two new companies will revisit their missions and value statements to ensure they represent the strategic approach of the new entities.

Will we have the same Core Values?
Each entity will develop a set of Core Values unique to that organization. However, our existing core values are already well entrenched in how we do business and we should continue to exhibit those values in our day to day operations.

What are AEGON’s Core Values?
AEGON’s core values are respect, transparency, quality and trust.

Are there any immediate management changes planned or will the current management and structure stay in place?
With the transaction, we will no longer need, and therefore will no longer have, a Board of Directors. In addition due to the split of the company the management teams will change. Tom Wamberg and Tom Pyra will be a part of Clark Wamberg and will no longer be a part of Clark Consulting. Les Brockhurst will continue to be President of Corporate Solutions until closing when Kurt Laning will assume those responsibilities. Kurt and Les will work closely together during the transition period. Other organizational changes may occur as our future plans unfold.

To whom will we report?
Clark Consulting (Corporate Solutions) will report to Peter Gilman, President of AEGON’s Extraordinary Markets Division. Other reporting structures will be determined soon and most people will continue to report to his/her current manager.

The structure of Clark Wamberg is yet to be determined. However, the leadership team will consist of Tom Wamberg, Tom Pyra, Ken Ackerman, Ken Kies, Joe Rich and Jim Benson. All existing reporting relationships within the individual business units are expected to remain unchanged.

How will the transition work?
We will have a 6 - 12 month transition period due to the complexity of this transaction. Between AEGON, Clark Consulting (Corporate Solutions) and Clark Wamberg we will develop a transitional plan for the services and locations currently shared between all the entities. We will continue to update you on this process periodically during the 6 - 12 month transition period.

Are there any corporate functions that will be duplicated by AEGON for Clark Consulting (Corporate Solutions)?
All functional areas will be reviewed as part of the integration and transition process. AEGON wants Clark Consulting to be maintained as an independent entity and leverage the functional backrooms of both entities. There may be areas where AEGON finds our backroom more desirable.

What about functions such as Client Services and IT? Are they considered duplicates?
Clark Consulting (Corporate Solutions) will be reviewing our current CQI program with AEGON and looking for efficiencies that can be gained for both of us. At this point we do not know what will be considered duplicative services.

Will facilities be closed and/or moved?
A full review will be conducted to determine if any office consolidations are needed. As Clark Consulting continues our CQI work and understands the future growth of the company, current facilities and their locations may be reconsidered. In addition there will be a 6 to 12 month transition period during which we will separate offices that currently house Corporate Solutions and other practices.

Will there be downsizings or restructurings?
Restructurings and possibly downsizings will occur at Clark Consulting (Corporate Solutions), though the extent of those is yet to be determined. AEGON is purchasing Clark Consulting (Corporate Solutions) because we are a profitable company with a significant footprint in the COLI and BOLI markets. Any changes in the company will come about as part of our continuing strategic planning process and those affected by such changes will be treated according to our standard procedures. Despite the uncertainty, it is important that we stay focused especially during the last months of 2006 - to maximize your bonus opportunities.

Clark Wamberg will also assess their full strategy and address any potential restructurings through that process.

Will the budget or marketing plan for 2006 be affected?
No

Will the budget or marketing plan for 2007 be affected?
Yes, both new entities will develop their own marketing and budget plans for 2007 and beyond.

Will there be new employment agreements, producer contracts, etc.?
Each entity will be reviewing and possibly amending agreements as necessary. AEGON believes in entrepreneurship and future producer contracts will reflect that belief and provide an opportunity for personal growth.

What will happen to the Core Carrier Program?
Our carrier strategy is designed to provide the best products for our clients. In accordance with our “Clients First” core value, we will continue to offer products to our clients from not only AEGON but multiple carriers. We will also continue to work with those carriers to develop products that meet the unique needs of our clients.

Compensation and Benefits

Will this transaction affect how I am paid? AEGON intends to handle the payroll function for its new employees from Clark Consulting effective with the closing of the transaction in early 2007. Like us, AEGON also pays its employees on a bi-weekly cycle. We are already working with AEGON to make this transition as smooth as possible and more details will be provided soon. For those associates who will be part of Clark Wamberg, you will continue to be paid on the same bi-weekly pay cycles through the Resource Center in Barrington as you were previously.

Will the 2006 Bonus from Clark Consulting be affected?
To the extent that you are eligible for a 2006 Bonus from Clark Consulting, the 2006 bonus will be paid to you during the first quarter of 2007 at a date to be determined.

Will we be converting to AEGON benefits? AEGON intends to begin providing employee benefits to all of its eligible new employees effective with the closing in early 2007. We will communicate with you soon on when and how to enroll in the AEGON benefit plans.

For those associates who will become part of Clark Wamberg, you will remain on the existing Clark Consulting benefit plans which will be assumed by Clark Wamberg with the conclusion of this transaction.

How do AEGON’s benefits compare to what we currently have? AEGON offers competitive 401k, Medical, Dental, Vision, Group Life, Flex LTD, STD, PTO and other employee benefit plans. A detailed summary of these benefits will be provided to you as soon as possible.

What happens to my Paid Time Off (PTO) Balance? For those of you who will become employees of AEGON, your existing PTO balance will transfer to AEGON effective on the closing date. You will then accrue future PTO based on your years of service (including with Clark) but based on AEGON’s schedule and maximums.

For those of you who will become part of Clark Wamberg, your existing Clark PTO balance will transfer to Clark Wamberg which will have the same current PTO schedule as Clark Consulting.

Will my years of service with Clark Consulting be counted at AEGON? Generally, your years of service with Clark, including any years of service with predecessor organizations, will be counted towards any length of service requirements for eligibility and vesting purposes. You will not receive service for benefit accrual purposes under the AEGON Pension Plan.

If you become part of Clark Wamberg, your service with Clark Consulting will also be counted towards any length of service requirements.

What happens to my company stock? If you hold Clark stock privately on the date of the closing, you will be paid $16.55 per share. If you hold Clark stock within our Employee Stock Purchase Plan (ESPP), your shares will be converted to cash at the same price and our administrator, the Bank of New York, will mail you a check for the proceeds, less any transaction fees they may impose, soon thereafter. You are responsible for any taxes due as a result of these payments.

If I hold Clark Consulting stock inside our 401(k) plan, what happens to it? Clark stock will be converted to cash at the closing price on the date of the closing and the proceeds will stay within the plan but be transferred to the plan’s Stable Value Fund. After this, you may reallocate these monies to any of the other investment options of the plan.

How will stock options be treated? All stock options which are currently unvested will automatically become vested as a result of this transaction. Effective on the closing date, any stock options that you own with a grant price less than $16.55 will be converted to cash and you will receive a check for the proceeds soon thereafter, less any transaction fees imposed by our stock option administrator, AST (formerly Wachovia). For example, if you have 200 options at $15, you will receive $310 (again, less any transaction fees). You are responsible for any taxes due as a result of these payments.

Continuing Communication

What should I do if I have additional questions?
•
Please submit any questions about Corporate Solutions to: corpsolutions@clarkconsulting.com.  Please submit any questions about Clark Wamberg to clarkwamberg@clarkconsluting.com. We will periodically post answers to general questions and privately answer any personal questions.

What is being communicated outside Clark Consulting?
•	A press release was issued early this morning with the announcement and details of the agreement.
•
In the next few days, all clients will receive a letter from Tom Wamberg explaining AEGON’s purchase, why the acquisition is favorable for Clark Consulting and for our clients, and assuring them that they will continue to receive the same expertise and advice they have come to expect and rely on. Senior management will call key clients today.

What can I tell others?
This Q&A was developed to answer as many of your questions as possible and for you to use in your communication with business partners, family and friends. Anything in the Q&A may be shared with others.

What message should I communicate to people about Clark Consulting’s and Clark Wamberg’s future?
Our future is brighter than ever.
•	AEGON is a financially strong, multi-national corporation that can provide Clark Consulting with the boost necessary to reach the next higher level of growth.
•	The units of Clark Wamberg are no longer public and will be more streamlined and efficient to deliver outstanding service to your clients.
•	The units of Clark Wamberg will no longer have a perceived conflict with the insurance sales side of Clark Consulting.
•	Each company will now have the potential to offer a greater number of products and services to more clients.
•	We will be positioned to provide the greater financial rewards that come to employees when a company is growing.
•	Corporate Solutions will continue to operate under the Clark Consulting brand as a wholly-owned subsidiary of AEGON.

Important Information Concerning the Transaction

The tender offer for the outstanding shares of Clark related to the transaction referenced in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase and other related materials that will be made available to Clark shareholders and filed with the Securities and Exchange Commission when the tender offer commences. Clark urges its stockholders and other investors to read the tender offer statement, the offer to purchase, Clark’s solicitation/recommendation statement and the other related materials when they become available because they will contain important information. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Copies of each of the solicitation/recommendation statement and certain other related materials (when available) can also be obtained from Clark free of charge by contacting Clark investor relations at (847) 304-5800.